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                              December 28, 2020

       Borisi Alborovi
       President
       Medicale Corp.
       Otar Lortkifanidze 16
       Tbilisi, Georgia, 0114

                                                        Re: Medicale Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed December 22,
2020
                                                            File No. 333-250025

       Dear Mr. Alborovi:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form S-1/A Filed December 22, 2020

       Item 16. Exhibits, page II-2

   1.                                                   Please provide the
auditor   s consent as an exhibit to the filing. Refer to Item 601(b)(23)
                                                        of Regulation S-K.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Borisi Alborovi
Medicale Corp.
December 28, 2020
Page 2

       You may contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Celeste Murphy at 202-551-3257 with any other questions.



FirstName LastNameBorisi Alborovi                         Sincerely,
Comapany NameMedicale Corp.
                                                          Division of
Corporation Finance
December 28, 2020 Page 2                                  Office of Life
Sciences
FirstName LastName